UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC  20549

                            FORM 10-C

         REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                  INTERDEALER QUOTATION SYSTEM

Filed pursuant to Section 13 or 15(d) of the Securities Exchange
         Act of 1934and Rule 13a-17 or 15d-17 thereunder

                MAINSTREET BANKGROUP INCORPORATED
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         (Exact name of issuer as specified in charter)

           P.O. BOX 4831  MARTINSVILLE, VA  24115-4831
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            (Address of principal executive offices)

                          (540)632-2971
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        (Issuer's telephone number, including area code)

           I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1.   Title of security:  COMMON STOCK $5 Par Value
2.   Number of shares outstanding before the change:   10,079,160
3.   Number of shares outstanding after the change:    11,305,537
4.   Effective date of change:     November 14, 1996
5.   Method of change:
     Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.): Acquisition
     Give brief description of transaction:   MainStreet
BankGroup Incorporated completed the acquisition of Hanover Bank on November 1, 1996, having received all regulatory and shareholder approvals. This acquisition was completed as a pooling of interests. The exchange ratio was .884 shares of MainStreet BankGroup Incorporated common stock for each share of common stock in Hanover Bank, excluding those shares which chose the cash election.

                  II.  CHANGE IN NAME OF ISSUER

1.   Name prior to change:  N/A
2.   Name after change:  N/A
3.   Effective date of charter amendment changing name:  N/A
4.   Date if shareholder approval of change, if required:  N/A


Date:     November 18, 1996   /s/ JAMES E. ADAMS
                              -----------------------------------
                              James E. Adams, Group Executive
                              Chief Financial Officer & Treasurer